U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File No. 0-22905

( ) Form 10-K and Form 10-KSB ( ) Form 20-F ( ) Form 11-K (X) Form 10-Q and Form 10-QSB ( ) Form N-SAR

For Period Ended: September 30, 1999

Part I - Registrant Information

Golden Phoenix Minerals, Inc.

(Full Name of Registrant)

3595 Airway Dr., Suite 405 Reno, NV 89511

(Address of Principal Executive Office)

Part II - Rules 12b-25 (b) and (c)

(a) The reason the late filing as discussed in Part III of this report could not be eliminated without unreasonable effort and expense is that the Company presently has part time help for the accounting function. Resources are not available to have a full time accounting position at this time.

(b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part III - Narrative

The Form 10-QSB for the period ending September 30, 1999 could not be filed by the due date due to problems with completing the 1998 audit. The related Form 10-KSB for 1998 was filed on October 27, 1999, the Form 10-QSB for the first quarter of 1999 was filed on November 5, 1999, and the Form 10-QSB for the second quarter of 1999 was filed on November 9, 1999, leaving insufficient time to complete the third quarter Form 10-QSB by the due date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Michael R. Fitzsimonds                         (775)                         853-4919

(Name)                                           (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(X) Yes ( ) No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(X) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

A reduced loss, when compared to 1998, is expected for the third quarter of 1999 due to the restructuring that has taken place during 1999. The losses for the three and nine month periods for 1999 are estimated to be approximately $163,000 and $631,000 respectively.

Golden Phoenix Minerals, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 1999                                                        By: /S/ Michael R. Fitzsimonds

                                                                                                              Michael R. Fitzsimonds

                                                                                                              President and Director

                                                                                                              ( Principal Executive Officer)